Correspondence

October 16, 2008

Via Edgar, Facsimile and Federal Express

Michael F. Johnson, Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Disaboom, Inc. Supplemental Correspondence dated September 3, 2008 Amendment No. 1 to Registration Statement on Form S-1 Filed June 6, 2008 File No. 333-150494

Form 10-K for the fiscal year ended December 31, 2007 Filed March 21, 2008 File No. 000-52558

Dear Mr. Johnson:

        We have reviewed your letter dated September 25, 2008, which was in response to our September 3, 2008 supplemental correspondence. This letter is in response to your September 25, 2008 letter.

Registration Statement on Form S-1/A

1.	Comment:	We refer to comment 1 of our prior letter dated July 2, 2008. You state that you relied upon Section 4(2) for the issuance of the securities to Abshier on May 14. You then attempted to add the shares underlying the warrants in an amendment to your pending resale registration statement. As you know, Rule 152 of the Securities Act provides a safe harbor to separate the issuance and resale transactions for 4(2) offerings This rule appears to be unavailable to you, however, since Rule 152 requires that the registration statement be filed subsequent to the 4(2) offering. As such, please remove the 10,000 additional shares from the pending resale registration statement. You may, of course, register these shares for resale in a future registration statement.

U.S. Securities and Exchange Commission
October 16, 2008

        Response: Complied. On October 16, 2008 Disaboom filed Amendment No. 2 to the Registration Statement on Form S-1 and removed the 10,000 shares underlying the warrants issued to Abshier, Webb & Donnelly.

2.	Comment:	We refer to comment 5 of our prior letter dated July 2, 2008 and reissue that comment. The next amendment to your filing should include, where appropriate, the facts relied upon in claiming the 4(2) exemption. It should also state whether the purchasers were accredited or sophisticated and, if the latter, the information afforded to them. In addition, we note your reference to the disclosures in Disaboom’s Form 10-Q filed August 14, 2008. With regards to unregistered securities issued in exchange for services, you should provide a description of the nature of services provided, or to be provided, to the registrant in exchange for said securities. Refer to Item 701(c) of Regulation S-K.

        Response: Please see pages II-1 thru II-7 of Amendment No. 2 to the Form S-1. We have revised the disclosure regarding the Company’s recent sales of unregistered securities in part II of Amendment No. 2. We have numbered each paragraph that discloses each unregistered sale or option grant to make the disclosure easier to read.

      a.    Option Grants

        Of the 46 numbered entries in this section 29 relate to option issuances pursuant to the Company’s 2006 Stock Option Plan 1. As described in our letter dated September 3, 2008 because nearly all of the Company’s option grants to date have not been heavily negotiated between the Company and the recipient, but instead are unilaterally offered by the Company as a means of providing employees further incentive, the Company does not believe these option grants constitute “sales” of securities. See International Broth. of Teamsters v. Daniel, 439 U.S. 551 (1979); Interpretative Release on Regulation D, Securities Act Release No. 33-6455 (March 3, 1983) (stating in response to Question 78 “[i]n a typical plan, the grant of options will not be deemed a sale of a security for purposes of the Securities Act. The issuer, therefore, will be seeking an exemption for the issuance of the stock underlying the options.”); Millenium Pharmaceuticals, Inc., SEC No Action Letter, 1998 WL 264102 (May 21, 1998). Nonetheless the Company tries to be over-inclusive in its disclosure regarding option grants and discloses all option grants in its public filings as unregistered sales of equity securities.

        In Amendment No. 2 the Company has added disclosure regarding the option grants, and to the extent any of these option grants could be considered “sales” of securities the Company relied on the exemption provided by Section 4(2) for the issuance and the facts the Company relied on. Where options were granted to accredited investors in Amendment No. 2 the Company specified that to the extent these issuances could be deemed “sales” of securities that the Company also relied on Section 4(6) for the option grant. Further, the Company added disclosure that generally specifies what information was available to all of the option recipients. Finally, the disclosure as drafted discloses the nature of the services provided by employees who were granted options and by consultants who were granted options (see paragraph 9).

1     See paragraphs 2, 3, 4, 7, 9, 10, 12, 14, 17, 18, 19, 21, 23, 28, 29, 30, 32, 34, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, and 46.

U.S. Securities and Exchange Commission
October 16, 2008

      b.    Other Unregistered Sales

        With regard to three of the disclosed unregistered sales of equity securities the Company amended the disclosure to state that the purchasers were accredited investors (see paragraphs 8, 11, and 27). Further, the Company amended its disclosure to clarify that with regard to these issuances it relied on the exemptions from registration provided by Section 4(2) and 4(6) for the issuance. Each of these entries describing these sales generally describes the nature of the services provided and has been amended to clarify that purchasers were accredited investors.

        Aside from option grants, Amendment No. 2 only discloses one sale in which the Company relied solely on Section 4(2) for the issuance (see paragraph 22). Here, the Company issued two consultants warrants in exchange for business development services. The Company believed both consultants were sophisticated investors and revised the disclosure in Amendment No. 2 accordingly. The Company made available to the consultants disclosure of all aspects of our business, including our reports filed with the Securities and Exchange Commission, our press releases, and other financial, business, and corporate information. The Company believes that the consultants obtained all information regarding the Company they requested, received answers to any questions they (and/or their advisors) posed, and otherwise understood the risks of accepting our securities for investment purposes. Accordingly, the Company relied on the exemption from registration provided by Section 4(2) for the issuances.

        The remainder of the unregistered sales of equity securities disclosure pertains to issuances where the Company relied on Section 4(2) and Rule 506 (see paragraphs 1, 5, 6, 13, 15, 16, 20, 24, 25, 26, and 33).

3.	Comment:	We refer to comment 6 of our prior letter dated July 2, 2008. We believe that the Securities Purchase Agreements are required to be filed by Item 601(b)(10)(ii)(A) of Regulation S-K. Please file the agreement(s) with your next amendment. Note that where two or more contracts or other documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, you need to file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document a copy of which is filed. Refer to Instruction 2 to Item 601 of Regulation S-K.

U.S. Securities and Exchange Commission
October 16, 2008

        Response: Complied. Please see the exhibit list to Amendment No.2. We filed the final form of securities purchase agreements executed between the Company and each of the subscribers in both of the offerings for which the selling security holders acquired Company securities. Further, we filed the form of redeemable and non-redeemable warrants issued to investors in both offerings as exhibits.

        We hope we have adequately addressed your comments. Please contact me if you have any questions.

Very truly yours, Disaboom, Inc.

/s/ John Walpuck
John Walpuck President & CFO